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                                                                     Exhibit 16





Quotations of the Fund's total return will represent the average annual compounded rate of return of a hypothetical investment in the fund over a period of years, assuming reinvestment of any dividends and capital gains distributions, and are calculated pursuant to the following formula:


                        T=n (square root of ERV/P) - 1



(where P = a hypothetical initial payment of $1,000 T = the average annual total return, n = the number of years, and ERV = the redeemable value at the end of the period of a $1,000 payment made at the beginning of the period).